================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                                For June 18, 2002

                              IONA Technologies PLC
             (Exact name of registrant as specified in its charter)

             Ireland                                     98-0151465
 (State or other jurisdiction of            (I.R.S. employer identification no.)
  incorporation or organization)

        The IONA Building                                   None
   Shelbourne Road, Ballsbridge                          (Zip code)
        Dublin 4, Ireland
(Address of principal executive offices)

                              (011) 353-1-637-2000
              (Registrant's telephone number, including area code)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F      x                   Form 40-F
                      ----------                         ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                       No     x
                 -------                  --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


================================================================================

                              IONA TECHNOLOGIES PLC

                              DIRECTORS' REPORT AND
                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED

                                DECEMBER 31, 2001

IONA TECHNOLOGIES PLC

DIRECTORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENTS for the year ended December 31, 2001

TABLE OF CONTENTS                                                           PAGE


GROUP INFORMATION                                                              2

DIRECTORS' REPORT                                                              4

COMPENSATION REPORT ON BEHALF OF THE BOARD                                    12

INDEPENDENT AUDITORS' REPORT                                                  19

CONSOLIDATED BALANCE SHEET                                                    21

CONSOLIDATED PROFIT AND LOSS ACCOUNT                                          23

CONSOLIDATED STATEMENT OF
   TOTAL RECOGNISED GAINS AND LOSSES                                          24

CONSOLIDATED STATEMENT OF
   CHANGES IN SHAREHOLDERS' FUNDS                                             25

COMPANY BALANCE SHEET                                                         28

CONSOLIDATED STATEMENT OF CASH FLOW                                           29

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                                30

IONA TECHNOLOGIES PLC

GROUP INFORMATION


DIRECTORS                            Dr. Christopher J. Horn (British) -
                                         Chairman
                                        (member of Nominating Committee)
                                     Barry S. Morris)(South African) -
                                        Chief Executive Officer
                                        (ex officio member of the Nominating
                                         Committee)
                                     Annrai O'Toole
                                        (resigned 26 April 2002)
                                     Dr. Sean Baker
                                     Kevin Melia
                                        (member of the Audit and Compensation
                                         Committees)
                                     Dr. Ivor Kenny
                                        (member of the Audit and Compensation
                                         Committees)
                                     John Conroy
                                        (member of the Audit and Nominating
                                         Committees)
                                        (appointed 7 May 2001)
                                     Francesco Violante (Italian)
                                        (member of the Compensation Committee)
                                        (appointed 7 May 2001)
                                     James D. Maikranz (American)
                                        (member of Nominating Committee)
                                        (appointed 18 June 2001)

SECRETARY                            Lindsey Kiang (American)
                                        (resigned 11 July 2001)
                                     Susan H. Alexander (American)
                                        (appointed 11 July 2001)

REGISTERED OFFICE                    The IONA Building,
                                     Shelbourne Road,
                                     Ballsbridge,
                                     Dublin 4.


SOLICITORS                           William Fry,
                                     Fitzwilton House,
                                     Wilton Place,
                                     Dublin 2.

IONA TECHNOLOGIES PLC

                                     Testa, Hurwitz & Thibeault, LLP,
                                     High Street Tower,
                                     125 High Street,
                                     Boston,
                                     Massachusetts 02110,
                                     United States of America.

BANKERS                              Bank of Ireland,
                                     St. Stephen's Green,
                                     Dublin 2.

                                     Bank of America,
                                     Russell Court,
                                     St. Stephen's Green,
                                     Dublin 2.


AUDITORS                             Ernst & Young,
                                     Chartered Accountants,
                                     Ernst & Young Building,
                                     Harcourt Centre,
                                     Harcourt Street,
                                     Dublin 2.


NATURE OF IRISH LISTING              The company has a secondary listing on the
                                     Irish Stock Exchange. For this reason, IONA
                                     Technologies PLC is not subject to the same ongoing regulatory requirements as those which would apply to an Irish company with a primary listing on the Irish Stock
                                     Exchange including the requirement that
                                     certain transactions require the approval of shareholders. For further information, shareholders should consult their own financial advisor.

IONA TECHNOLOGIES PLC

DIRECTORS' REPORT
for the year ended December 31, 2001

The directors present their report and audited statutory consolidated financial statements prepared in accordance with Irish generally accepted accounting principles for the year ended December 31, 2001 which are set out on pages 21 to 57.

PRINCIPAL ACTIVITIES

The company and the group provide enterprise infrastructure software, which enables its customers to develop, deploy, integrate and manage applications within the enterprise and across the firewall to the extended enterprise. The group also provides professional services, consisting of customer consulting and training and, to a limited extent, product customisation and enhancement, as well as customer technical support. The group's major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The group also earns significant revenues from similar customers in European countries and the rest of the world.

REVIEW OF THE DEVELOPMENT OF THE BUSINESS

In 2001, both internally and by acquisition, the company and the group has continued to research and develop both innovative products and the next generation of existing products.

RESULTS FOR THE YEAR AND STATE OF AFFAIRS AT DECEMBER 31, 2001

The profit and loss account for the year ended December 31, 2001 and the balance sheet at that date are set out on pages 21 to 23. The loss on ordinary activities for the year before taxation amounted to US$78,217,000 compared with a profit of US$15,892,000 in the previous year. After a taxation credit of US$568,000, an amount of US$77,649,000 is debited to reserves.

DIVIDENDS

The directors of the company do not propose the payment of a dividend for the year.

LIKELY FUTURE DEVELOPMENTS

In 2002, the group expects to announce revisions and update releases of many current products, as well as to release new products and services.

The group intends to further expand its core product functionality, as well as continue to develop complementary products that enhance its Orbix E2A software products.

The group believes that there is an emerging demand for web services and related integration solutions, and has invested significant amounts in developing and introducing products to meet this demand.

IONA TECHNOLOGIES PLC

DIRECTORS' REPORT
for the year ended December 31, 2001 (Continued)


IMPORTANT EVENTS SINCE THE YEAR END

On February 28, 2002 the company announced the public offering of 4,000,000 of its American Depositary Shares, representing 4,000,000 of its Ordinary Shares at a price of US$15.00 per share. The underwriters exercised in full their option to purchase an additional 600,000 shares to cover over allotments. The net proceeds from the offering were approximately US$63.7 million, which will be used for general corporate purposes, including working capital and the possible acquisition of additional businesses, technologies and products.

BOOKS OF ACCOUNT

The directors are responsible for ensuring that proper books and accounting records, as outlined in Section 202 of the Companies Act 1990, are kept by the company. To achieve this, the directors have appointed a professionally qualified chief financial officer who reports to the board and ensures that the requirements of Section 202 of the Companies Act 1990 are complied with.

The books and accounting records of the company are maintained at the company's registered office at The IONA Building, Shelbourne Road, Ballsbridge, Dublin 4.

DIRECTORS

The present directors are as listed on page 2 and, unless otherwise indicated, have served throughout the year.

Dr. Sean Baker and Kevin Melia retire by rotation in accordance with the Articles of Association and, being eligible, offer themselves for re-election.

IONA TECHNOLOGIES PLC

DIRECTORS' REPORT
for the year ended December 31, 2001 (Continued)


DIRECTORS' AND SECRETARY'S INTERESTS IN SHARES

The interests of the directors and the secretary in the ordinary share capital of IONA Technologies PLC at the beginning and end of the year, or date of appointment if later, were as follows:

                                    Ordinary shares
                                  of(euro)0.0025 each            Options
                                1/1/2001     31/12/2001    1/1/2001   31/12/2001
Directors
Dr. Christopher J. Horn        2,245,914      2,125,914       1,126        1,126
Barry S. Morris                   41,500         43,291     508,700      553,700
Annrai O'Toole                 1,604,889      1,527,389         700        3,700
Dr. Sean Baker                 1,464,885      1,170,885       1,126       28,126
Kevin Melia                            -              -      65,000       39,250
Dr. Ivor Kenny                         -              -      26,334       47,334
John Conroy                            -              -           -       30,000
James D. Maikranz                      -              -           -       30,000
Francesco Violante                     -              -           -       30,000

Secretary
Susan H. Alexander                     -              -           -      100,000


Subsequent changes

In the period from January 1, 2002 to May 15, 2002 there were no changes in the shareholdings of the directors and secretary shown above, except for Barry S. Morris and Susan H. Alexander, who were granted an additional 50,000 and 10,000 options over ordinary shares of (euro)0.0025 each, respectively and for Annrai O'Toole, for whom 2,000 options over ordinary shares of (euro)0.0025 each lapsed.

HEALTH AND SAFETY AT WORK

The well-being of the company's employees during the year was safeguarded through the strict adherence to health and safety standards in accordance with the requirements of the Safety, Health and Welfare at Work Act, 1989.

CORPORATE GOVERNANCE STATEMENT

Introduction

This statement describes how the company applies the Principles of Good Governance set out in the Combined Code.

The company is committed to the highest standards of corporate governance. With the exception of the matters set out below, the company has complied with the provisions set out in section 1 of the Combined Code throughout the year.

IONA TECHNOLOGIES PLC

DIRECTORS' REPORT
for the year ended December 31, 2001 (Continued)


CORPORATE GOVERNANCE (Continued)

Board

The company is headed by a board which until May 7, 2001 consisted of three executive and three non-executive directors. On May 7, 2001 two further non-executive directors were appointed to the Board. On June 18, 2001 a further non-executive director was appointed to the board. On April 26, 2002 one non-executive director resigned from the board.

The board meets regularly throughout the year and all directors have full and timely access to the information necessary to enable them to discharge their duties.

The board regularly reviews its responsibilities and those of its committees (see below), all of which are made up of non-executive directors. The board reserves for itself particular matters on which it takes the ultimate decision. These include acquisitions not requiring shareholder approval and decisions on strategic investment.

It is the belief of the board that all of the non-executive directors are independent and this is evidenced in the deliberations of the board on issues of strategy, performance, resources, key appointments and standards and conduct.

The board has to date not appointed a senior independent non-executive director, as it does not hold any one non-executive director senior to another. The board is keeping this matter under review.

Until 15 May 2002, the company did not have a nominations committee. Directors were selected through a formal process and their appointments were ratified by the board as a whole. A Nominations Committee was formed on 15 May 2002 and comprises Dr. Christopher J. Horn, James D. Maikranz and John Conroy, and is chaired by Dr. Christopher J. Horn.

Non-executive directors are not appointed for specific terms but all directors are required to stand for re-election by shareholders at the annual general meeting following appointment and thereafter on a three year rotational basis. The board believe that the fixing of specific terms for non-executive directors could restrict the experience and knowledge of the business gained by the non-executive directors.

Executive directors all have service contracts providing for termination on eight weeks notice by the company.

Dr. Sean Baker, Kevin Melia and James D. Maikranz are being proposed for re-election as directors at the forthcoming annual general meeting:

Dr. Sean Baker has served as Executive Vice President and Chief Corporate Scientist since September 2001. Dr. Baker co-founded the company in March 1991, and served as Senior Vice President from March 1991 until 1996, as Executive Vice President, Customer Services from 1996 until 1999, as Chief Scientific Officer from 1999 until November 2000 and as Executive Vice President and Chief Technology Officer from November 2000 until September 2001. From 1981 to 1994, Dr. Baker held a tenured post in the Computer Science Department at Trinity College, Dublin, where he received his Doctorate in computer science.

IONA TECHNOLOGIES PLC

DIRECTORS' REPORT
for the year ended December 31, 2001 (Continued)


CORPORATE GOVERNANCE STATEMENT (Continued)

Kevin Melia has served as a non-executive director since May 1994. Since June 1994, Mr. Melia has served as Chairman of Manufacturers' Services Ltd., an electronics manufacturing outsourcing company. From June 1994 to December 2001, Mr. Melia served as Chief Executive Officer of Manufacturers' Services Ltd. From January 1992 to June 1994, he was Chief Financial Officer of Sun Microsystems, a workstation manufacturer. In addition, from January 1993 until February 1994, Mr. Melia was President of Sun Microsystems Computer Co., a division of Sun Microsystems. He is also a non-executive director of Horizon Technology Group PLC.

James D. Maikranz was appointed to the board of directors as a non-executive director since the last annual general meeting. Mr. Maikranz served J. D. Edwards, a provider of collaborative software solutions, from October 1998 to March 2001, most recently as senior vice president of worldwide sales. Prior to joining J. D. Edwards, Mr. Maikranz served SAP, a provider of e-business software solutions, from January 1992 until September 1998, most recently as senior vice president of sales. Mr. Maikranz has also served in senior executive positions for Computer Application Specialists, an oil and gas industry firm, and Info Services, a provider of HR software applications. Mr. Maikranz was a founder and member of the Board of Directors of Chaptec Company, Splash Pond and Stratascope. Mr. Maikranz has also been an advisory board member for I2 and is currently on the board of directors of Healy-Hudson Corporation, Swift Rivers and Lombardi Software.

Directors on their initial appointment are given a detailed briefing, and periodically receive briefings and updates from the company's solicitors regarding their responsibilities under Irish and United States Company law.

While there has been no formal procedures agreed by the board for directors to take independent professional advice at the expense of the company, if a situation arises where any director in the furtherance of their duties requires it, such independent professional advice shall be made available at the expense of the company. All directors have access to the advice and services of the company secretary.

Board Committees

The company has an effective committee structure in place to help it in the discharge of its responsibilities. Membership of principal committees are listed on page 2 and their functions are described below.

The Audit Committee assists the board of directors in fulfilling its responsibilities by reviewing the financial reports provided by the company to the Securities and Exchange Commission, the Irish Stock Exchange, the company's shareholders, other regulatory bodies or to the general public. The Audit Committee also reviews the performance of the company's independent accounting firm and reviews the adequacy of the internal financial and accounting controls. Until May 7, 2001, the Audit Committee comprised two non-executive directors as compared to three as recommended by the Combined Code. On May 7, 2001 John Conroy was appointed to the Audit Committee.

IONA TECHNOLOGIES PLC

DIRECTORS' REPORT
for the year ended December 31, 2001 (Continued)


CORPORATE GOVERNANCE STATEMENT (Continued)

The Audit Committee currently comprises three non-executive directors, being Kevin Melia, Dr. Ivor Kenny, and John Conroy and is chaired by Kevin Melia.

The Compensation Committee consists exclusively of independent non-executive directors with no financial interest other than as shareholders in the matters to be decided by the committee, no potential conflicts of interest arising from cross-directorships and no day to day involvement in running the business.

The Compensation Committee approves and administers the compensation of executives of the company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels, approves and administers the granting of options to purchase shares pursuant to the company's Executive Share Option Scheme and 1997 Share Option Scheme and administers the 1999 Employee Share Purchase Plan.

The Compensation Committee is currently comprised of three non-executive directors, being Kevin Melia, Dr. Ivor Kenny and Francesco Violante and is chaired by Dr. Ivor Kenny.

Directors' Remuneration

The Company's remuneration policy for executive directors and details of directors' remuneration are contained in the Compensation Report on pages 12 to 18.

Communications with Shareholders

Communications with shareholders are given high priority and there is regular dialogue with individual institutional shareholders, as well as general presentations at the time of the release of the annual and quarterly results. The annual and quarterly results are also posted on the company's web-site. The company's Annual General Meeting affords shareholders the opportunity to question the Chairman and the Board, including the chairmen of the Audit and Compensation Committees.

Internal Control

The directors have overall responsibility for the company's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The directors confirm that the company's ongoing process for identifying, evaluating and managing its significant risks is in accordance with the Turnbull guidance (Internal Control: Guidance for Directors on the Combined Code, published in September 1999). The process has been in place throughout the accounting period and up to the date of approval of the Annual Report and financial statements and is reviewed regularly by the board.

IONA TECHNOLOGIES PLC

DIRECTORS' REPORT
for the year ended December 31, 2001 (Continued)


CORPORATE GOVERNANCE STATEMENT (Continued)

Internal Control (continued)

The board receives, on a regular basis, reports on the key risks to the business and the steps being taken to manage such risks. It considers whether the significant risks faced by the company are being identified, evaluated and appropriately managed, having regard to the balance of risk, cost and opportunity. The Chairman of the Audit Committee reports to the board on all significant issues considered by the committee and the minutes of its meetings are circulated to all directors.

The directors confirm that they have conducted an annual review of the effectiveness of the system of internal control up to and including the date of approval of the financial statements. This has regard to the processes for identifying the principal business risks facing the company, the methods of managing these risks, the controls that are in place to contain them and the procedures to monitor them since the last annual review.

Going concern

After making enquiries, the directors have a reasonable expectation that the group and the company, have adequate resources to continue in operational existence for the foreseeable future. Accordingly, they continue to adopt the going concern basis in preparing the financial statements.


AUDITORS

Ernst & Young, Chartered Accountants, will continue in office in accordance with
Section 160(2) of the Companies Act, 1963.


On behalf of the Directors

DR. CHRISTOPHER J.HORN
DR. SEAN BAKER
Directors


6 June 2002

IONA TECHNOLOGIES PLC

DIRECTORS' REPORT
for the year ended December 31, 2001 (Continued)


STATEMENT OF DIRECTORS' RESPONSIBILITIES IN RESPECT OF
 THE FINANCIAL STATEMENTS

Irish company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

     . select suitable accounting policies and then apply them consistently;

     . make judgments and estimates that are reasonable and prudent;

     . prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company and the group will continue in business and

     . comply with applicable accounting standards, subject to any material departures disclosed and explained in the financial statements.

The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD for the year ended December 31, 2001


Compensation Committee

The Compensation Committee, whose members are listed on page 2, consists exclusively of non-executive directors with no financial interest other than as shareholders in the matters to be decided by the Committee, no potential conflicts of interest arising from cross-directorships and no day to day involvement in running the business.

The Compensation Committee approves and administers the compensation of executives of the company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels, approves and administers the granting of options to purchase shares pursuant to the company's Executive Share Option Scheme and 1997 Share Option Scheme and administers the 1999 Employee Share Purchase Plan.

The compensation of the non-executive directors is determined by the board within the limits set out in the Articles of Association.

Compensation policy for executive directors

The company expects top levels of ability and commitment from all members of management. In return, it aims to provide a high level compensation package linked to the financial prosperity of the company and its shareholders.

The board determines the contracts of service and emoluments of all directors. Compensation rates for executive directors and other senior executives are reviewed by the Committee in consultation with the Chairman and, where appropriate, the Chief Executive Officer, and the Committee have access to professional advice inside and outside the Company.

Base salaries for executive directors reflect job responsibilities and the levels prevailing in the appropriate market for comparable companies. Executive directors participate in annual bonus schemes, under which payments are made based on the director's performance and the company's performance.

Executive directors also participate in the company's share options schemes. The following is a brief description of each of the company's share option schemes pursuant to which options are granted to executive directors.

Executive share option scheme

In May 1995, the company adopted the Executive Share Option Scheme, under which it reserved 1,125,500 Ordinary Shares for issuance. Options under the Executive Share Option Scheme may only be granted to directors and full-time employees of the company or of a subsidiary of the company and must have an exercise price not less than the par value of the ordinary shares. All options granted have seven year terms and generally vest in equal instalments on each of the first, second, third and fourth anniversaries of the date of grant. Options lapse when not exercised (i) within seven years of the date of grant, (ii) twelve months after the death of an optionee, or (iii) prior to termination of the optionee's employment for any reason, although the Board of Directors has discretion to delay lapse in individual cases.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD for the year ended December 31, 2001 (Continued)


1997 Share Option Scheme

The Company's Board of Directors and shareholders approved the 1997 Share Option Scheme in January 1997 and February 1997, respectively, and amendments in July 1998, March 2000 and May 2001 to increase the number of ordinary shares reserved for grant under the Scheme. The 1997 Share Option Scheme, as amended, provides for the grant of share options to employees, consultants, directors and officers of the company. The 1997 Share Option Scheme provides for the issuance of up to 12,900,000 of the company's Ordinary Shares. Generally, under the 1997 Share Option Scheme, an award is not transferable by the award holder except by will or by the laws of descent and distribution. Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of incentive stock options issued to employees holding more than 10% of the total combined voting power of the company.

The 1997 Share Option Scheme is administered by the Compensation Committee of the Board of Directors. Subject to the provisions of the 1997 Share Option Scheme, the Compensation Committee has the authority to select the optionees and determine the terms of the options granted, including: (i) the number of shares subject to each option, (ii) when the option becomes exercisable, (iii) the exercise price of the option (which in the case of an incentive stock option cannot be less than the market price of the Ordinary Shares as of the date of grant or, in the case of employees holding more than 10% of the combined voting power of the company, 110% of the market price of the Ordinary Shares as of the date of grant), (iv) the duration of the option and (v) the time, manner and form of payment upon exercise of an option.

The Board of Directors is satisfied that the executive officers of the company are dedicated to achieving significant improvements in the long-term financial performance of the company and that the compensation policies and programs implemented and administered have contributed and will continue to contribute towards achieving this goal.

1997 Director Share Option Scheme

During 1997 the company's Board of Directors and shareholders approved the 1997 Director Share Option Scheme which provides for the grant of share options to purchase a maximum of 250,000 Ordinary Shares of IONA to non-employee directors of the company.

Under the 1997 Director Share Option Scheme, each of the directors who is not also an employee or officer will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to the board of directors and will automatically receive (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual general meeting at which such director is re-elected and (2) an option to purchase an additional 3,000 ordinary shares at the time of each other annual general meeting after the first anniversary of such director's initial award, provided, however, that such person has continuously served as a non-employee director during such period. However, a continuing non-employee director will not be automatically granted an option under the 1997 Director Share Option Scheme if he has attended fewer than 75% of the Meetings of the Board of Directors held during the previous year.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD for the year ended December 31, 2001 (Continued)


1997 Director Share Option Scheme (continued)

The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual instalments, assuming such director satisfies specified requirements. The term of each option is for a period of ten years from the date of grant.

Netfish Technologies, Inc. 1999 Stock Option Plan

In connection with the company's May 2001 acquisition of Netfish Technologies, Inc. (Netfish), all of the outstanding stock options under the Netfish 1999 Stock Option Plan were converted into options to purchase the company's ordinary shares. As of December 31, 2001, an aggregate of 323,406 of the company's ordinary shares remained reserved for grant upon exercise of these converted Netfish stock options. An aggregate of 249,673 shares were available for future grant or issuance under the Netfish 1999 Stock Option Plan as of December 31, 2001.

Company's Policy on Granting Share Options

Under the terms of the Executive Share Option Scheme and the 1997 Share Option Scheme, the Compensation Committee selects the eligible individuals who will receive options and determines the number of shares subject to each option granted. The number of shares subject to an employee's option is determined by reference to a number of factors, including the employee's position in the Company, the employee's length of service with the Company, the employee's performance over any applicable performance period and the importance to the Company of retaining the employee for the longer term.

The Compensation Committee does not exercise discretion with respect to the grant of options under the 1997 Director Share Option Scheme or the purchase of shares under the 1999 Employee Share Purchase Plan. The grant of options and purchase of shares is determined by the terms and conditions of each such scheme.

Pensions

Pensions for executive directors are provided under a defined contribution pension plan. The total contribution paid for executive directors by the company under the defined contribution pension scheme for the year ended December 31, 2001 was US$32,800 (2000: US$24,400).

Individual contributions for the year ended 31 December 2001:

Name                                                                US$

Dr. Christopher J. Horn                                          22,590
Dr. Sean Baker                                                   10,210

                                                                 ------
                                                                 32,800
                                                                 ======

Service contracts

No director has a service contract with a notice period in excess of one year.

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD for the year ended December 31, 2001 (Continued)
Directors' share options


                                  At                                         At   Exercise     Date from                Market price
                          January 1,       Granted     Exercised   December 31,      price         which       Expiry        at date
                                2001   during year   during year           2001        US$   exercisable         date    of exercise
Dr. Christopher J. Horn          426             -             -            426       0.32    29/05/1997   29/05/2003              -
                                 500             -             -            500       5.00    15/11/1997   15/11/2003              -
                                 100             -             -            100      18.75    01/10/1999   01/10/2008              -
                                 100             -             -            100      13.63    08/04/2000   08/04/2009              -

Barry S. Morris                6,254             -         6,254              -       1.14    30/08/1997   30/08/2003          43.12
                               1,921             -         1,921              -       5.00    15/11/1997   15/11/2003          43.12
                             125,325             -        26,825         98,500      12.50    30/05/1998   30/05/2007          43.12
                             100,000             -             -        100,000      32.00    28/07/1999   28/07/2008              -
                                 100             -             -            100      18.75    01/10/1999   01/10/2008              -
                                 100             -             -            100      13.63    08/04/2000   08/04/2009              -
                             100,000             -             -        100,000      14.13    12/04/2000   12/04/2009              -
                              40,000             -             -         40,000      12.88    01/10/2000   01/10/2009              -
                             100,000             -             -        100,000      41.00    26/05/2001   26/05/2010              -
                              35,000             -             -         35,000      65.25    16/08/2001   16/08/2010              -
                                   -        40,000             -         40,000      23.00    04/04/2002   04/04/2011              -
                                   -        40,000             -         40,000      13.45    20/08/2002   20/08/2011              -

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD for the year ended December 31, 2001 (Continued)
Directors' share options

                              At                                         At    Exercise      Date from                  Market price
                      January 1,       Granted     Exercised   December 31,       price          which        Expiry         at date
                            2001   during year   during year           2001         US$    exercisable          date     of exercise
Annrai O'Toole               500             -             -            500        5.00     15/11/1997    15/11/2003               -
                             100             -             -            100       18.75     01/10/1999    01/10/2008               -
                             100             -             -            100       13.63     08/04/2000    08/04/2009               -
                               -         3,000                        3,000       31.15     18/07/2002    18/07/2001               -

Dr. Sean Baker               426             -             -            426       10.32     29/05/1997    29/05/2003               -
                             500             -             -            500        5.00     15/11/1997    15/11/2003               -
                             100             -             -            100       18.75     01/10/1999    01/10/2007               -
                             100             -             -            100       13.63     08/04/2000    08/04/2009               -
                               -        15,000             -         15,000       23.00     04/04/2002    04/04/2011               -
                               -        12,000             -         12,000       13.45     20/08/2002    20/08/2011               -

Kevin Melia                3,000             -         3,000              -       12.50     30/07/1997    30/07/2007           58.13
                           3,000             -         3,000              -       32.25     24/07/1998    24/07/2008           58.13
                          21,000             -             -         21,000       15.00     16/06/1999    16/06/2009               -
                          35,000             -        22,750         12,250       15.00     16/06/1999    16/06/2009           58.13
                           3,000             -             -          3,000       74.50     27/07/2000    27/07/2010               -
                               -         3,000             -          3,000       31.15     18/07/2001    18/07/2011               -

Dr. Ivor Kenny            23,334             -             -         23,334       12.75     16/08/2000    16/08/2009               -
                           3,000             -             -          3,000       74.50     27/07/2000    27/07/2010               -
                               -        21,000             -         21,000       31.15     18/07/2001    18/07/2011               -

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD for the year ended December 31, 2001 (Continued)
Directors' share options

                               At                                         At    Exercise      Date from                Market price
                       January 1,       Granted     Exercised   December 31,       price          which       Expiry        at date
                             2001   during year   during year           2001         US$    exercisable         date     of exercise
John Conroy                     -        30,000             -         30,000       43.15     08/05/2001   08/05/2011               -

Francesco Violante              -        30,000             -         30,000       43.15     08/05/2001   08/05/2011               -

James D. Maikranz               -        30,000             -         30,000       33.80     18/06/2001   18/06/2011               -

IONA TECHNOLOGIES PLC

COMPENSATION REPORT ON BEHALF OF THE BOARD for the year ended December 31, 2001 (Continued)

The market price of the company's shares at 31 December 2001 was US$20.30, and the range during 2001 was US$7.78 to US$65.88.

Compensation of directors
The following table sets out the compensation of the directors in accordance with the Rules of the Irish Stock Exchange:

                                                    2000                  2001
                                                 US$'000               US$'000
Executive directors
Salary and bonus                                     590                   930
Pension contributions                                 24                    33
                                                   -----                 -----
                                                     614                   963
                                                   =====                 =====
Number of executive directors                          3                     3
                                                   =====                 =====

Non-executive directors
Fees - services as a director                         72                   151
                                                   =====                 =====
Number of non-executive directors                      3                     6
                                                   =====                 =====

Individual Compensation for the year ended 31 December 2001

                                       Basic
Name                                  salary       Fees       Bonus        Total
                                         US$        US$         US$          US$

Dr. Christopher J. Horn              254,294          -      44,501      298,795
Barry S. Morris                      373,333          -     134,750      508,083
Annrai O'Toole                             -          -           -            -
Dr. Sean Baker                       121,105          -       2,000      123,105
Kevin Melia                                -     42,000           -       42,000
Dr. Ivor Kenny                             -     42,000           -       42,000
John Conroy                                -     24,000           -       24,000
Francesco Violante                         -     24,000           -       24,000
James D. Maikranz                          -     19,500           -       19,500
                                   ---------  ---------   ---------   ----------

                                     748,732    151,500     181,251    1,081,483
                                   =========  =========   =========   ==========

All directors are reimbursed for reasonable out-of-pocket expenses incurred by them in attending meetings of the board of directors or its committees.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF IONA TECHNOLOGIES PLC

We have audited the financial statements for the year ended December 31, 2001 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Consolidated Statement of Total Recognised Gains and Losses, Company Balance Sheet, Consolidated Statement of Cash Flow and the related notes 1 to
25. These financial statements have been prepared on the basis of the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable Irish law and accounting standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, Auditing Standards issued by the Auditing Practices Board for use in Ireland and the United Kingdom and the Listing Rules of the Irish Stock Exchange.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Acts. We also report to you our opinion as to: whether proper books of account have been kept by the company; whether at the balance sheet date there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors' report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the company balance sheet is in agreement with the books of account.

We also report to you if, in our opinion, any information specified by law or the Listing Rules regarding directors' remuneration and transactions with the group is not given and, where practicable, include such information in our report.

We review whether the Corporate Governance Statement reflects the company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Directors' Report and Compensation Report on behalf of the Board. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

                                                                  Continued /...

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the company and of the group as at December 31, 2001 and of the loss of the group for the year then ended and have been properly prepared in accordance with the provisions of the Companies Acts, 1963 to 2001 and the European Communities (Companies: Group Accounts) Regulations, 1992.

We have obtained all the information and explanations we consider necessary for the purposes of our audit. In our opinion proper books of account have been kept by the company. The company balance sheet is in agreement with the books of account.

In our opinion the information given in the directors' report is consistent with the financial statements.

In our opinion the company balance sheet does not disclose a financial situation which, under the provisions of the Companies (Amendment) Act, 1983, would require the convening of an extraordinary general meeting of the company.


Ernst & Young,
Registered Auditors

Dublin


6 June 2002

IONA TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEET
(US dollars in thousands)

                                                                December 31,
                                                           -----------------------
ASSETS                                     Note             2000             2001
                                                            ----             ----
Fixed assets
Intangible assets                            9         US$  41,510     US$ 279,805
Tangible assets                             10              18,578          18,789
Financial assets                            12                 561              50
                                                          --------        --------
                                                            60,649         298,644
                                                          --------        --------
Current assets
Debtors
   Trade debtors                                            47,559          44,207
   Prepayments and accrued incom e                           7,287           4,920
   Corporation tax recoverable                                   -             426
                                                          --------        --------
                                                            54,846          49,553

Investments                                 11              57,447          24,110
Cash at bank and in hand                                    37,243          28,509
Restricted cash                             13                 950           1,078
                                                          --------        --------
     Total assets                                      US$ 211,135     US$ 401,894
                                                          ========        ========

IONA TECHONOLOGIES PLC

CONSOLIDATED BALANCE SHEET
(US dollars in thousands)

                                                                               December 31,
                                                                         -------------------------
                                                            Note            2000           2001
                                                                            ----           ----
LIABILITIES AND SHAREHOLDERS' EQUITY
Capital and reserves
Redeemable Preference Shares, (euro)0.0025 par value:
    101,250,000 shares authorized, none issued
        and outstanding                                               US$       -     US$       -
Ordinary Shares, (euro)0.0025 par value:
   150,000,000 shares authorised.  Issued and outstanding:
      21,990,324 shares at December 31, 2000 and
         27,816,711 shares at December 31, 2001                                66              80
Share premium account                                                     120,038         347,931
Revaluation reserve                                                           275               -
Other reserve                                                               1,824          27,494
Shares to be issued                                                           390           4,390
Profit and loss account                                                    37,290         (40,359)
                                                                         --------        --------
     Shareholders' funds (all equity interests)             15            159,883         339,536
                                                                         --------        --------
Creditors: amounts falling due within one year
Trade creditors                                                             2,200           3,429
Other creditors including tax and social welfare            14              3,351           1,203
Accrued expenses                                                           24,317          25,374
Deferred income                                                            21,384          32,352
                                                                         --------        --------
                                                                           51,252          62,358
                                                                         --------        --------
     Total liabilities and shareholders' equity                      US$  211,135     US$ 401,894
                                                                         ========        ========

Approved by the Board on 6 June 2002
DR. CHRISTOPHER J.HORN
DR. SEAN BAKER

Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED PROFIT AND LOSS ACCOUNT
(US dollars in thousands except per share amounts)

                                                                       Year ended December 31,
                                                                      -------------------------
                                                      Note                2000            2001
                                                                          ----            ----
Turnover - continuing activities:                        2
   Ongoing                                                         US$ 153,063    US$  178,661
   Acquisitions                                                              -           2,043
                                                                       -------         -------

Group turnover                                                         153,063         180,704
Cost of turnover                                                       (29,941)        (38,116)
                                                                       -------         -------
Gross profit                                                           123,122         142,588
                                                                       -------         -------

In-process research and development                     21                   -           3,600
Research and development                                                26,906          40,260
Distribution costs                                                      63,683          88,419
Administrative expenses                                  4              22,529          91,383
Operating income - rental income                                          (726)           (810)
                                                                       -------         -------
   Total operating expenses                                            112,392         222,852
                                                                       -------         -------

Operating profit (loss) - continuing activities:
   Ongoing                                                              10,730         (62,493)
   Acquisitions                                                              -         (17,771)
                                                                       -------         -------

Group operating profit (loss)                                           10,730         (80,264)

Loss on disposal of tangible fixed assets                                 (450)           (153)
Profit on sale of financial fixed assets                12               1,880             164
Interest receivable and similar income                                   4,240           2,650
Interest payable and similar charges                     5                (124)           (146)
Net exchange loss                                                         (384)           (468)
                                                                       -------         -------
Profit (loss) on ordinary activities before taxation     6              15,892         (78,217)
Tax on profit (loss) on ordinary activities              7              (2,799)            568
                                                                       -------         -------
Profit (loss) retained for the year                                     13,093         (77,649)
Profit brought forward at beginning of year                             24,197          37,290
                                                                       -------         -------

Profit (loss) carried forward at end of year                       US$  37,290    US$  (40,359)
                                                                       =======        ========
Basic earnings (loss) per ordinary share                 8         US$    0.62    US$    (3.04)
                                                                       =======        ========
Diluted earnings (loss) per ordinary share               8         US$    0.56    US$    (3.04)
                                                                       =======        ========

Approved by the Board on 6 June 2002
DR. CHRISTOPHER J.HORN
DR. SEAN BAKER

Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
 (US dollars in thousands except per share amounts)

                                                                        Year ended December 31,
                                                                      ---------------------------
                                                                         2000            2001
                                                                         ----            ----
Profit (loss) for the financial year                                US$ 13,093    US$ (77,649)

Deficit on revaluation of financial assets                              (9,371)          (111)

Realised revaluation surplus on sale of financial assets                (1,880)          (164)
                                                                       -------       --------

Total recognised gains and losses relating to the year              US$  1,842    US$ (77,924)
                                                                       =======       ========

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS
(US dollars in thousands)


                                                                       Shareholders' equity
                                -----------------------------------------------------------------------------------
                                                   Share                                                                      Total
                                  Ordinary       premium     Profit and         Other     Shares to     Revaluation   shareholders'
                                    shares       account   loss account       reserve     be issued         reserve           funds
                                    ------       -------   ------------       -------     ---------         -------           -----

Balance at
   January 1, 2000            US$       63   US$  74,027    US$  24,197   US$   1,810    US$     780    US$  11,526    US$  112,403
Proceeds from issue
   of 1,003,721 ordinary
   shares of (euro)0.0025 each
   on exercise of options                2        12,969              -             -              -              -          12,971
Proceeds from issue
   of 203,990 ordinary
   shares of (euro)0.0025                -        10,041              -             -           (390)             -           9,651
Issuance of 331,744
   ordinary share of
   (euro)0.0025 in connection
   with acquisitions                     1        17,682              -             -              -              -          17,683
Intrinsic value of options issued
   in connection with acquisitions       -         5,319              -             -              -              -           5,319
Profit retained for year                 -             -         13,093             -              -              -          13,093
Credits regarding discounts
   on share options expensed             -             -              -            14              -              -              14
Deficit on revaluation of
   financial assets                      -             -              -             -              -         (9,371)         (9,371)
Realised revaluation surplus
   on sale of financial assets           -             -              -             -              -         (1,880)         (1,880)
                                 ---------      --------       --------      --------       --------       --------       ---------
Balance at
   December 31, 2000          US$       66   US$ 120,038    US$  37,290   US$   1,824    US$     390    US$     275    US$  159,883
                                 =========      ========       ========      ========       ========       ========       =========

IONA TECHNOLOGIES PLC

(US dollars in thousands)

                                                              Shareholders' equity
                                 -------------------------------------------------------------------------------
                                                  Share                                                                     Total
                                 Ordinary       premium     Profit and        Other     Shares to    Revaluation    shareholders'
                                   shares       account   loss account      reserve     be issued        reserve            funds
                                   ------       -------   ------------      -------     ---------        -------            -----
Balance at
  January 1, 2001                US$   66    US$120,038     US$ 37,290    US$ 1,824     US$   390      US$   275       US$159,883
Proceeds from issue
  of 725,569 ordinary
  shares of(euro)0.0025
  each on exercise of
  options                               2         6,771              -            -             -              -            6,773
Proceeds from purchase
  of 105,756 ordinary
  shares of(euro)0.0025
  under the employee share
  purchase plan                         -         2,373              -            -             -              -            2,373
Issue of 24,375 shares                  -           390              -            -          (390)             -                -
Cashless net exercise
  of warrant for 42,900
  shares - 19,018 issued                -             -              -            -             -              -                -
Issuance of 4,951,669
  ordinary shares of
  (euro)0.0025 in connection
  with acquisitions                    12       219,922              -            -             -              -          219,934
Expense of issue in connection
  with acquisitions                     -        (1,563)             -            -             -              -           (1,563)
Shares to be issued in connection
  with OOC acquisition                  -             -              -            -         4,390              -            4,390
Intrinsic value of options issued
  in connection with acquisitions,
  net of amounts being accounted
  for as stock compensation             -             -              -       24,085             -              -           24,085

IONA TECHNOLOGIES PLC

(US dollars in thousands)

                                                              Shareholders' equity
                                  -------------------------------------------------------------------------------
                                                  Share                                                                      Total
                                  Ordinary      premium      Profit and        Other     Shares to    Revaluation    shareholders'
                                    shares      account    loss account      reserve     be issued        reserve            funds
                                    ------      -------    ------------      -------     ---------        -------            -----
Loss for year                            -            -         (77,649)           -             -              -          (77,649)
Credits corresponding to stock
   compensation expensed                 -            -               -        1,585             -              -            1,585
Deficit on revaluation of
   financial assets                      -            -               -            -             -           (111)            (111)
Realised revaluation surplus
   on sale of financial assets           -            -               -            -             -           (164)            (164)
                                   -------     --------        --------      -------       -------      ---------         --------
Balance at
   December 31, 2001             US$    80   US$347,931      US$(40,359)   US$27,494     US$ 4,390    US$       -       US$339,536
                                   =======     ========        ========      =======       =======      =========         ========

IONA TECHNOLOGIES PLC

COMPANY BALANCE SHEET
(US dollars in thousands)

                                                                       December 31,
                                                                       ------------
ASSETS                                               Note         2000              2001
                                                                  ----              ----
Fixed assets
Intangible assets                                      9       US$ 20,120        US$  47,938
Tangible assets                                       10           11,210              9,572
Financial assets                                      12           85,926            338,774
                                                                  -------            -------
                                                                  117,256            396,284
                                                                  -------            -------
Current assets
Debtors
  Trade debtors                                                    13,934              9,319
  Prepayments and accrued income                                   10,307              1,092
  Corporation tax recoverable                                           -                548
  Due from subsidiary undertakings                                 26,083             43,080
                                                                  -------            -------
                                                                   50,324             54,039
Cash at bank and in hand                                           21,270              6,856
                                                                  -------            -------
Total assets                                                  US$ 188,850        US$ 457,179
                                                                  =======            =======

LIABILITIES AND SHAREHOLDERS' EQUITY
Capital and reserves
Redeemable Preference Shares,(euro)0.0025 par value:
101,250,000 shares authorized, none issued and
  outstanding                                                 US$       -        US$       -
Ordinary Shares,(euro)0.0025 par value:
 150,000,000 shares authorised. Issued and outstanding:
   21,990,324 shares at December 31, 2000 and
     27,816,711 shares at December 31, 2001                            66                 80
Share premium account                                             120,038            347,931
Profit and loss account                                            34,390             12,038
Other reserve                                                       1,824             27,494
Shares to be issued                                                   390              4,390
                                                                  -------            -------
Shareholders' funds (all equity interests)            15          156,708            391,933
                                                                  -------            -------
Creditors: amounts falling due within one year

Trade creditors                                                       884                598
Due to subsidiary undertakings                                     17,583             52,827
Other creditors including tax and social welfare      14            2,637                576
Accrued expenses                                                    7,913              4,546
Deferred income                                                     3,125              6,699
                                                                  -------            -------
                                                                   32,142             65,246
                                                                  -------            -------
Total liabilities and shareholders' equity                    US$ 188,850        US$ 457,179
                                                                  =======            =======

Approved by the Board on 6 June 2002
DR. CHRISTOPHER J.HORN
DR. SEAN BAKER

Directors

IONA TECHNOLOGIES PLC

CONSOLIDATED STATEMENT OF CASH FLOW
(US dollars in thousands)

                                                            Year ended December 31,
                                                            -----------------------
                                              Note           2000             2001
                                                             ----             ----
Net cash inflow from operating
  activities                                   16      US$ 28,591       US$  4,151
                                                          -------          -------
Returns on investments and servicing
  of finance
Interest received                                           2,176            1,309
Interest and similar charges paid                            (121)            (145)
Finance lease interest                                         (3)              (1)
                                                          -------          -------
                                                            2,052            1,163
                                                          -------          -------
Taxation
Taxes paid                                                 (1,412)          (2,030)
                                                          -------          -------
Capital expenditure and financial
  investment
Purchase of tangible fixed assets                          (8,084)          (5,256)
Proceeds from sale of tangible fixed assets                 1,684               12
Purchase of intangible assets                             (22,104)         (15,589)
Purchase of financial assets                                  (50)               -
Proceeds from sale of financial assets                      2,644              399
                                                          -------          -------
                                                          (25,910)         (20,434)
                                                          -------          -------
Acquisitions
Purchase of subsidiary undertakings            21          (2,548)         (33,717)
                                                          -------          -------
Net cash inflow (outflow) before use
  of liquid resources and financing                           773          (50,867)
                                                          -------          -------
Management of liquid resources                 19          (4,294)          34,678
                                                          -------          -------
Financing
Issue of ordinary share capital                            22,622            9,146
Expense of ordinary shares issued                               -           (1,563)
Capital element of finance leases repaid                       (2)               -
                                                          -------          -------
Net cash inflow from financing                             22,620            7,583
                                                          -------          -------
Increase (decrease) in cash                    17      US$ 19,099       US$ (8,606)
                                                          =======          =======

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001


1.   ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Organisation

     IONA Technologies PLC (the "company") is organised as a public limited company under the laws of Ireland. IONA Technologies PLC and its subsidiaries, all of which are wholly owned (collectively, the "group"), operate in one market segment: enterprise infrastructure software. The group also provides professional services, consisting of customer consulting and training and, to a limited extent, product customisation and enhancement, as well as customer technical support. The group's major customers, based on revenues earned, are corporate information technology departments of U.S. businesses. The group also earns significant revenues from similar customers in European countries and the rest of the world.

(b)  Basis of presentation and principles of consolidation

     The accompanying consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of financial assets, in accordance with generally accepted accounting principles in the Republic of Ireland and include the company and its wholly-owned subsidiaries after eliminating all material inter-company transactions and balances. The results of acquired businesses and entities are included from the date of acquisition.

(c)  Foreign currency translation

     The US dollar is the functional currency for the company and the company's subsidiaries. Gains and losses arising on the remeasurement into US dollars of amounts denominated in foreign currencies are included in the profit and loss account for the year.

(d)  Revenue recognition

     The group's revenue is derived from product license fees and charges for services. The group follows the revenue recognition criteria of Statement of Position 97-2 ("SOP 97-2"), as amended by SOP 98-4 and SOP 98-9, issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. Under the terms of SOP 97-2 where an arrangement to deliver software does not require significant production, modification or customisation, the group recognises software revenues when all of the following criteria are met:

          .    persuasive evidence of an arrangement exists;
          .    delivery has occurred;
          .    vendor's fee is fixed or determinable; and
          .    collectibility is probable.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

1.   ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        (Continued)


(d)  Revenue recognition (Continued)

     Where the group enters into a multiple element arrangement consisting of both products and services, revenue is allocated between the elements based on vendor-specific objective evidence of fair values. The portion of the fee allocated to an element is recognised when the four criteria for revenue recognition stated above have been met.

     Professional services are provided primarily on a time and materials basis for which revenue is recognised in the period that the services are provided. Where the professional services relate to arrangements requiring significant production, modification or customisation of software, and the service element does not meet the criteria for separate accounting, the entire arrangement, including the software element, is accounted for in conformity with the percentage-of-completion contract accounting method. Percentage-of-completion is generally measured using output measures, primarily arrangement milestones where such milestones indicate progress to completion.

(e)  Cost of turnover

     Cost of turnover includes the costs of products and services. Cost of product turnover includes shipping, handling, materials (such as diskettes, packaging and documentation) and the portion of development costs associated with product development arrangements. Cost of service turnover includes the salary costs of personnel engaged in consultancy, training and technical support, and telephone and other support costs.

(f)  Research and development and intangible assets

     Research and development expenditures are generally charged to operations as incurred. Software development costs subsequent to the establishment of technological feasibility are considered capitalisable. Based on the group's product development process, technological feasibility is established upon completion of a working model. Development costs incurred by the group between completion of the working model and the point at which the product is ready for general release have been insignificant.

     The group expensed the full amount of the cost of acquired in-process research and development during the year ended December 31, 2001 as the technology had not reached technological feasibility and had no alternative uses.

(g)  Property and equipment

     Property and equipment is stated at cost. Depreciation and amortisation are computed using the straight line method over the estimated useful lives of three to ten years. Major classes of property and equipment are summarised in Note 10 to these financial statements.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

1.   ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

(h)  Investments

     The company has adopted US Statement of Financial Accounting Standard
     (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities".

     Debt and equity securities which are bought and held principally for the purpose of selling them in the near term are classified as trading securities in accordance with the terms of SFAS No. 115 and reported at fair value, with realised and unrealised gains and losses included in income for the year.

     Investments classified as financial fixed assets are reported at fair value with unrealised gains and losses reported as movements on revaluation reserve.

(i)  Goodwill

     Goodwill is the difference between the cost of an acquired entity and the aggregate of the fair values of the entity's identifiable assets and liabilities. Goodwill is amortised to the profit and loss account on a straight line basis over its estimated useful economic life of four years.

     Reviews are regularly performed to determine whether facts or circumstances exist which indicate that the carrying value of goodwill is impaired. No indicators of impairment have been identified to date and there has been no need to carry out an impairment calculation.

(j)  Defined contribution pension plan

     The group sponsors and contributes to a defined contribution pension plan for certain employees and directors. The company's annual contributions are charged to the profit and loss account in the period to which they relate.

(k)  Concentration of credit risk

     The group sells its products to companies in various industries throughout the world. The group maintains reserves for potential credit losses. To date such losses have been within management's expectations. The group had an allowance for doubtful accounts of approximately US$926,000 and US$1,321,000 at December 31, 2000 and 2001 respectively. The group generally requires no collateral from its customers.

(l)  Deferred taxation

     Deferred taxation is provided under the liability method on all material timing differences to the extent that it is expected that amounts will become payable or recoverable.

(m)  Employment grants

     Employment grants are credited to the profit and loss account and offset against the related payroll expense in two equal instalments, the first on the creation of the job and the second on the first anniversary thereof.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

1.   ORGANISATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         (Continued)

(n)  Leased assets

     Assets held under leasing arrangements that transfer substantially all the risks and rewards of ownership to the company are capitalised. The capital element of the related rental obligations is included in creditors. Leasing charges under finance leases are charged to expense in the period incurred as estimated under the sum of the digits method.

     Rentals in respect of all other leases are charged to the profit and loss account as incurred.

(o)  Discounts on share options

     In accordance with the requirements of UITF Abstract 17, "Employee Share Schemes", discounts on share options granted to employees and directors under the Company's Share Option Schemes, representing the difference between the market value of the shares at the date of grant of the option and the option price, are recognised in the profit and loss account on a straight line basis over the vesting period. The corresponding credit is reported in "Other Reserves".

     Where future service is a requirement to vest options exchanged in an acquisition, that portion of the intrinsic value of the option at the acquisition date that the future service period bears to the total vesting period is regarded as compensation for services rather than as part of the cost of acquisition and is expensed on a straight line, tranche by tranche basis, over the future service periods with the corresponding credit reported in "Other Reserves."

(p)  Acquisitions

     Turnover and results of acquired undertakings are consolidated in the group profit and loss account from the date on which control over the operating and financial decisions is obtained. The aggregate purchase price plus related expenses are allocated to acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

2.   SEGMENTAL INFORMATION

     Turnover represents the amounts derived from the provision of products and services which fall within the group's ordinary activities, all of which are continuing, stated net of value added tax.

     The group operates in one market segment: enterprise infrastructure software. The following is a summary of turnover, operating profit and net assets within geographic areas:

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


2.   SEGMENTAL INFORMATION (Continued)
                                                         2000            2001
                                                      US$'000         US$'000

     Amount of turnover by class of activity
     Computer consultancy and training                 47,530          62,526
     Orbix E2A software products                      105,533         118,178
                                                     --------        --------
                                                      153,063         180,704
                                                     ========        ========

                                                         2000            2001
                                                      US$'000         US$'000

     Amount of turnover by market
     United States of America                         103,107         119,698
     Europe                                            39,552          42,357
     Rest of world                                     10,404          18,649
                                                     --------        --------
                                                      153,063         180,704
                                                     ========        ========

     Turnover by market supplied and by origin are not materially different.

                                                         2000            2001
                                                      US$'000         US$'000

     Operating profit(loss)
     United States of America                           7,278          13,842
     Europe                                             3,624        (102,002)
     Rest of world                                       (172)          7,896
                                                     --------        --------
                                                       10,730         (80,264)
                                                     ========        ========

                                                         2000            2001
                                                      US$'000         US$'000

     Net assets
     United States of America                           3,643          12,141
     Europe                                            88,569         258,728
     Rest of world                                     67,671          68,667
                                                     --------        --------
                                                      159,883         339,536
                                                     ========        ========

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


3.   EMPLOYEES                                               2000        2001
                                                           Number      Number

     The average number of persons employed by the group during the year was as follows:

     Finance, legal, administration and IT                    109         119
     Product development                                      259         328
     Sales and marketing                                      245         352
     Professional services                                     90         124
                                                         --------    --------
                                                              703         923
                                                         ========    ========

     The staff costs comprise:                            US$'000     US$'000

     Wages and salaries                                    69,101     100,604
     Social welfare costs                                   6,979       9,649
     Pension costs                                          1,411       1,916
                                                         --------    --------
                                                           77,491     112,169
                                                         ========    ========


4.   ADMINISTRATIVE EXPENSES                                 2000        2001
                                                          US$'000     US$'000
     Administrative expenses comprise the following:

     General and administrative expenses                   12,713      18,628
     Amortisation of goodwill and intangible assets         8,466      67,050
     Restructuring costs                                        -       5,705
     Exceptional item                                       1,350           -
                                                          -------     -------
                                                           22,529      91,383
                                                          =======     =======

     Restructuring

     In 2001, the company's management and board of directors approved restructuring plans, which included initiatives to integrate the operations of the recently acquired companies, consolidate duplicative facilities and reduce overhead. Total accrued restructuring costs of US$5.7 million were recorded relating to these initiatives.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


4.   ADMINISTRATIVE EXPENSES (Continued)

     Accrued restructuring charges included approximately US$3.7 million representing the cost of involuntary employee separation benefits related to approximately 195 employees worldwide. Employee separation benefits include severance, medical and other benefits. Employee separations affect the majority of business functions, job classes and geographies, with a majority of the reductions in the United States and Europe. The restructuring plans also included costs totaling approximately US$2.0 million associated with the closure and consolidation of office space, principally in the United States.

     In 2001, the company substantially completed the approved restructuring plans, resulting in payments of US$3.7 million in severance and related benefits to employees worldwide and US$0.7 million in facility closure costs. Amounts remaining at December 31, 2001 of US$1.3 million relate to additional facility closure and consolidation costs with cash outlays expected to be completed by the end of 2004.

5.   INTEREST PAYABLE                                        2000        2001
                                                          US$'000     US$'000

     Bank charges and interest on loans repayable
      within five years other than by instalment              121         145
     Finance lease charges                                      3           1
                                                             ----        ----
                                                              124         146
                                                             ====        ====


6.   PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE             2000        2001
      TAXATION                                            US$'000     US$'000

     The profit (loss) on ordinary activities before
      taxation is stated after charging:
     Depreciation                                           6,132       7,341
     Amortisation of goodwill                               6,435      55,980
     Amortisation of capitalised software development
      costs                                                 2,031      11,070
     Directors' remuneration, including pensions              686       1,114
     Auditors' remuneration                                   195         169
                                                          =======     =======

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


6.   PROFIT (LOSS) ON ORDINARY ACTIVITIES BEFORE TAXATION (Continued)

     A separate profit and loss account for IONA Technologies PLC (the "company") has not been prepared because the conditions laid down in
     Section 3(2) of the Companies (Amendment) Act, 1986 have been complied with. The amount of the loss dealt with in the parent undertaking was US$22,352,000.

7.   TAX ON PROFIT (LOSS) ON ORDINARY ACTIVITIES          2000         2001
                                                       US$'000      US$'000
     The tax charge (credit) for the year comprises:

     Irish corporation tax at 20% (2000: 24%)            3,079       (1,780)
     Less: Manufacturing relief                           (982)         585
     Foreign taxation                                      702          627
                                                       -------      -------
                                                         2,799         (568)
                                                       =======      =======

     At December 31, 2001, the company has a net operating loss carryforward of approximately US$42.0 million for U.S. federal income tax purposes which will expire in the tax years 2008 through 2021 if not previously utilised.

     At December 31, 2001, the company also had net operating loss carryforwards totaling approximately US$2.0 million for Australian income tax purposes which carry forward indefinitely.

     The utilisation of these net operating loss carryforwards is limited to the future profitable operation of the company in the related tax jurisdictions in which such carryforwards arose.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


8.   EARNINGS (LOSS) PER ORDINARY SHARE

     Basic and diluted earnings (loss) per share are calculated in accordance with Financial Reporting Standard No. 14, "Earnings per Share".

     The following sets forth the computation of basic and diluted earnings
     (loss) per ordinary share:

     Numerator                                                     2000         2001
     Numerator for basic and diluted earnings (loss)            US$'000      US$'000
        per ordinary share - profit (loss) on ordinary
         activities after taxation                               13,093      (77,649)
                                                                =======      =======
     Denominator

     Denominator for basic earnings (loss) per share -
        weighted average ordinary shares                         21,177       25,556
     Effect of employee stock options                             2,343            -
                                                                -------      -------

     Denominator for diluted earnings (loss) per
        ordinary share                                           23,520       25,556
                                                                =======      =======
     Basic earnings (loss) per ordinary share                 US$  0.62    US$ (3.04)
                                                                =======      =======
     Diluted earnings (loss) per ordinary share               US$  0.56    US$ (3.04)
                                                                =======      =======

     The effect of employee stock options have not been included in the computation of diluted earnings per ordinary share in 2001 as to do so would have been antidilutive. The weighted average number of options outstanding for the year ended December 31, 2001 was 7,587,040.

9.   INTANGIBLE ASSETS                         Capitalised
                                                  software
     GROUP                                     development
                                                     costs   Goodwill     Total
                                                   US$'000    US$'000   US$'000
     Cost
     At January 1, 2001                             11,349     39,228    50,577
     Additions                                      15,589          -    15,589
     Arising on acquisitions during the year        27,050    262,706   289,756
                                                   -------    -------   -------
     At December 31, 2001                           53,988    301,934   355,922
                                                   -------    -------   -------

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

9.       INTANGIBLE ASSETS (Continued)

         Amortisation
         At January 1, 2001                             2,471     6,596    9,067
         Provided during the year                      11,070    55,980   67,050
                                                      -------   -------  -------
         At December 31, 2001                          13,541    62,576   76,117
                                                      -------   -------  -------
         Net book value
         At December 31, 2001                          40,447   239,358  279,805
                                                      =======   =======  =======
         At January 1, 2001                             8,878    32,632   41,510
                                                      =======   =======  =======

         Capitalised software development costs relate to the purchases of software code or technology which have reached technological feasibility and will be written off on a straight line basis over their useful economic lives of four years.

                                                  Capitalised
                                                     software
         COMPANY                                  development
                                                        costs  Goodwill    Total
                                                      US$'000   US$'000  US$'000
         Cost
         At January 1, 2001                            11,244    14,608   25,852
         Additions                                     15,500         -   15,500
         Arising on acquisitions during the year       27,050         -   27,050
                                                      -------   -------  -------
         At December 31, 2001                          53,794    14,608   68,402
                                                      -------   -------  -------
         Amortisation
         At January 1, 2001                             2,471     3,261    5,732
         Provided during the year                      11,070     3,662   14,732
                                                      -------   -------  -------
         At December 31, 2001                          13,541     6,923   20,464
                                                      -------   -------  -------
         Net book value
         At December 31, 2001                          40,253     7,685   47,938
                                                      =======   =======  =======
         At January 1, 2001                             8,773    11,347   20,120
                                                      =======   =======  =======

IONA TECHNOLOGIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


10.  TANGIBLE FIXED ASSETS                     Fixtures       Motor
                                Equipment  and fittings    vehicles       Total
     GROUP                        US$'000       US$'000     US$'000     US$'000
     Cost
     At January 1, 2001            24,125        10,733          20      34,878
     Additions                      4,462           794           -       5,256
     Arising on acquisitions        2,114           347           -       2,461
     Disposals                     (1,045)         (203)          -      (1,248)
                                   ------        ------      ------      ------

     At December 31, 2001          29,656        11,671          20      41,347
                                   ------        ------      ------      ------

     Depreciation
     At January 1, 2001            13,881         2,399          20      16,300
     Charge for year                5,942         1,399           -       7,341
     Disposals                       (994)          (89)          -      (1,083)
                                   ------        ------      ------      ------

     At December 31, 2001          18,829         3,709          20      22,558
                                   ------        ------      ------      ------

     Net book amounts
     At December 31, 2001      US$ 10,827    US$  7,962  US$      -  US$ 18,789
                                  =======       =======     =======     =======
     At December 31, 2000      US$ 10,244    US$  8,334  US$      -  US$ 18,578
                                  =======       =======     =======     =======

                                               Fixtures       Motor
                                Equipment  and fittings    vehicles       Total
     COMPANY                      US$'000       US$'000     US$'000     US$'000
     Cost
     At January 1, 2001            15,334         6,359          20      21,713
     Additions                      1,804            33           -       1,837
                                   ------        ------      ------      ------

     At December 31, 2001          17,138         6,392          20      23,550
                                   ------        ------      ------      ------

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


10.  TANGIBLE FIXED ASSETS (Continued)         Fixtures       Motor
                                Equipment  and fittings    vehicles        Total
     COMPANY (Continued)          US$'000       US$'000     US$'000      US$'000
     Depreciation
     At January 1, 2001             8,922         1,561          20       10,503
     Charge for year                2,773           702           -        3,475
                                   ------        ------      ------       ------

     At December 31, 2001          11,695         2,263          20       13,978
                                   ------        ------      ------       ------

     Net book amounts
     At December 31, 2001      US$  5,443    US$  4,129  US$      -   US$  9,572
                                  =======       =======     =======      =======
     At December 31, 2000      US$  6,412    US$  4,798  US$      -   US$ 11,210
                                  =======       =======     =======      =======


11.  INVESTMENTS                                      2000                  2001
                                                   US$'000               US$'000
     GROUP
     Commercial paper                               31,058                10,981
     US government agency securities                24,390                13,129
     Corporate bonds                                 1,999                     -
                                                    ------                ------

                                                    57,447                24,110
                                                    ======                ======

     The company has adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". As a result, current investments have been classified as trading securities and reported at fair value. As discussed in the accounting policy for investments on page 32 SFAS No. 115 requires trading investments to be marked to market with the resulting gain/loss taken through the profit and loss account. This treatment is a departure from Irish accounting rules, which stipulate that the unrealised profit be credited to a revaluation reserve. In the opinion of the board, the adoption of SFAS No. 115 is necessary to present a true and fair view.

     Equity securities not classified as either held to maturity securities or trading securities are classified as financial fixed assets and reported at fair value with unrealised gains and losses transferred to a revaluation reserve.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


12.   FINANCIAL FIXED ASSETS                                    2000       2001
                                                             US$'000    US$'000

      GROUP
      Shares in unrelated undertakings:
      listed on a US stock exchange at market value
      At beginning of year                                    12,526        511
      Disposals                                                 (764)      (236)
      Deficit on revaluation                                  (9,371)      (111)
      Realised revaluation surplus on sale                    (1,880)      (164)
                                                             -------    -------
      At end of year                                             511          -
                                                             -------    -------

      Shares in unrelated undertaking, unlisted at cost
      At beginning and end of year                                50         50
                                                             -------    -------
                                                                 561         50
                                                             =======    =======

      COMPANY
      Shares in group undertakings (a)                        85,876    338,724
      Other shares (b)                                            50         50
                                                             -------    -------
                                                              85,926    338,774
                                                             =======    =======
(a)   Shares in group undertakings - unlisted, at cost
      Balance at beginning of year                            60,326     85,876
      Additions                                               25,550    252,848
                                                             -------    -------
      Balance at end of year                                  85,876    338,724
                                                             =======    =======
(b)   Shares in unrelated undertaking - unlisted, at cost
      At beginning and end of year                                50         50
                                                             =======    =======

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

12.      FINANCIAL FIXED ASSETS (Continued)


         At December 31, 2001, the company had the following wholly owned subsidiary undertakings. All shareholdings are in ordinary shares:

                                  Nature of                           Registered
         Name                     business                              office
         IONA Technologies      Development and               200 West St.,
           Inc.                   supply of computer          Waltham,
                                  software and                Massachusetts 02451,
                                  support, training and       United States of America.
                                  consultancy

         IONA Technologies      Development and               3rd Floor, Ashton Chambers,
           Pty. Limited           supply of computer          189 St. George's Terrace,
                                  software and                Perth,
                                  support, training           WA 6000,
                                  and consultancy             Australia.

         IONA Technologies      Investment and                PO Box 309,
           Finance                finance company             Grand Cayman,
                                                              Cayman Islands,
                                                              British West Indies.

         IONA Technologies      Sale of software              2203-2206 Pioneer Centre,
           China Limited          products, support,          750 Nathan Road,
                                  training and                Kowloon.
                                  consultancy                 Hong Kong.

         IONA Technologies      Sale of software              Brunnenweg 7,
           GmbH                   products, support,          D-64331 Weiterstadt,
                                  training and                Germany.
                                  consultancy

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

12.  FINANCIAL FIXED ASSETS (Continued)

                                Nature of                   Registered
     Name                       business                      office

     IONA Technologies       Sale of software           12 Warfedale Road,
       UK Limited               products, support,      Winnersh Triangle,
                                training and            Wokingham,
                                consultancy             Berkshire RG41 5RB,
                                                        England.

     IONA Technologies       Sale of software           Tour Ariane,
       Sarl                     products, support,      Place de la Defense,
                                training and            La Defense 9,
                                consultancy             92088 Paris la
                                                           Defense Cedex,
                                                        France.

     IONA Technologies       Sale of software           20 Havelock Road,
       Singapore                products, support,      02-45 Central Square,
                                training and            Singapore 059765.
                                consultancy

     IONA Technologies       Sale of software           Akaska Sanchome Bldg,
       Japan                    products, support,         7F 3-12-16,
                                training and            Akaska,
                                consultancy             Minato-ku,
                                                        Tokyo 107-0052,
                                                        Japan.

     IONA Technologies       Sale of software           Via Cornaggia 10,
       Italia Srl               products, support,      20123 Milano,
                                training and            Italy.
                                consultancy

     IONA Technologies       Sale of software           Ueberlandstrasse 107
       (Suisse) SA              products, support,      8600 Duebendorf,
                                training and            Switzerland.
                                consultancy

     IONA Technologies       Sale of software           Avenue Marcel Thiry 204,
       (Belgium) SA             products, support,      1200 Brussels,
                                training and            Belgium.
                                consultancy

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

12.  FINANCIAL FIXED ASSETS (Continued)

                                Nature of                       Registered
     Name                       business                           office
     IONA Technologies       Sale of software              Drantestraat 20,
       Netherlands BV           products, support,         1083 HK, Amsterdam,
                                training and               The Netherlands.
                                consultancy

     Genesis Development     Consulting services           10 North Church Street,
        Corporation                                        4th Floor,
                                                           West Chester,
                                                           Pennsylvania 19380
                                                           United States of America.

     IONA Research           Non-trading                   The IONA Building,
       (Ireland) Limited                                   Shelbourne Road,
                                                           Dublin 4.

     Orbix Limited           Non-trading                   The IONA Building,
                                                           Shelbourne Road,
                                                           Dublin 4.

     Object-Oriented         Sale of software products     200 West Street,
        Concepts, Inc.          support, training and      Waltham, MA 02451,
                                consulting                 United States of America.

     Netfish                 Software development and      2350 Mission College
        Technologies, Inc.      consulting services        Boulevard,
                                                           Suite 650
                                                           Santa Clara, CA95054,
                                                           United States of America.

     Netfish Technologies    Sale of software products,    Akaska Sanchome Bldg,
     Japan                      support, training and        7F 3-12-16,
                                consulting                 Akaska,
                                                           Minato-ku,
                                                           Tokyo 107-0052,
                                                           Japan.

     Netfish Technologies    Dormant                       200 Aldersgate Street,
        Europe Limited                                     London EC1A 4HD,
                                                           England.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

12.  FINANCIAL FIXED ASSETS (Continued)

                                   Nature of                        Registered
     Name                          business                           office
     IONA Technologies          Sale of software products,     C/Orense, 85
        Spain, S.L.                support, training and       Edificio Lexington,
                                   consulting                  208029, Madrid,
                                                               Spain.

     IONA Technologies          Sale of software products,     ASEM Tower 30th Floor,
        Korea Limited              support, training and       159-1 Samsung-dong,
                                   consulting                  Kangnam-Ku, Seoul,
                                                               Korea.

     Object-Oriented            Dormant                        Regatta Plaza II, 1/st/ Floor,
        Concepts Canada                                        84-86 Elizabeth Avenue,
                                                               St John's, NF, A1A 1W7,
                                                               Canada.

     Object-Oriented            Dormant                        Level 6, 83 Mount Street,
        Concepts Australia                                     North Sydney,
                                                               NSW 2060,
                                                               Australia.

     Object-Oriented            Development of software        Amalienstrasse 81-87,
        Concepts GmbH              products                    76133 Karlsruhe,
                                                               Germany.

     Genesis                    Dormant                        Via Salandra 18,
     Development S.r.I.                                        00187 Rome,
                                                               Italy.

     Genesis                    Dormant                        2 Serjeants Inn,
        Development U.K.                                       London,
        Limited                                                EC4Y 1LT,
                                                               England

13.  RESTRICTED CASH

     The company has approximately US$1,078,000 (2000: US$950,000) in restricted cash deposits securing annual renewable letter of credit facilities with Fleet National Bank, relating to the Waltham, Massachusetts and, in 2001, the Santa Clara, California leased facilities. Should the company not renew these letter of credit facilities or default on its rental obligations, this amount will be payable to the lessor.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

14.  TAXATION CREDITORS                        2000            2001
                                            US$'000         US$'000

     GROUP
     Corporation tax                          2,097               -
     Foreign taxation                           702             627
     PAYE and PRSI                              552             576
                                             ------          ------
                                              3,351           1,203
                                             ======          ======
     COMPANY
     Corporation tax                          2,085               -
     PAYE and PRSI                              552             576
                                             ------          ------
                                              2,637             576
                                             ======          ======

15.  SHAREHOLDERS' FUNDS

     Redeemable preference shares and shareholders' equity

     The company's authorised share capital is divided into Redeemable Preference Shares ("Preference Shares") of (euro)0.0025 par value per share and Ordinary Shares of (euro)0.0025 par value per share.

     The Preference Shares confer on the holders thereof the right to receive notice of and to attend all general meetings of the company but not the right to vote on any resolution proposed therefor. They confer on the holders thereof the right to be paid out of the profits available for distribution, in priority to any payment of dividend on any other class of shares in the company, a fixed cumulative preference dividend at a rate of 6% per annum on the amount paid up on the Preference Shares.

     Upon winding up of the company, the Preference Shares confer upon the holders thereof the right to repayment of the capital paid thereon, together with payment of all arrears of preferential dividend, whether declared or not, to the date of redemption of the Preference Shares in priority to payment of any dividend or repayment of capital to the holders of the Ordinary Shares in the capital of the company. Such Preference Shares do not, however, confer upon the holders thereof any further rights to participate in the assets of the company.

     In December 1999, in connection with a major licence agreement, the company issued 42,900 share purchase warrants to the licensee. The warrants are exercisable immediately at a price of US$34.125 per share and expire on December 20, 2003. At December 31, 2001, all of the warrants were exercised.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

15.  SHAREHOLDERS' FUNDS (Continued)

     The company has determined the fair value of the warrant at the time of issuance using a Black-Scholes option pricing model with the following weighted-average assumptions: risk free interest rate of 6.5%; dividend yields of 0%; volatility factors of the expected market price of the company's ordinary shares of 0.913 and a weighted-average expected life of the option of four years. The determined value of the warrants was debited to turnover and credited to other reserves in 1999.

     Share option schemes

     The company has three schemes. The company's Executive Share Option Scheme has authorised the grant of options to management personnel for up to 1,125,500 shares of the company's Ordinary Shares. All options granted have seven year terms and generally vest in equal instalments on each of the first, second, third and fourth anniversaries of the date of grant.

     The 1997 Share Option Scheme provides for the grant of share options to employees, consultants, directors and officers of the company up to 2,250,000 of the company's Ordinary Shares. In 1998, the company's Board of Directors and shareholders approved an amendment to the 1997 Share Option Scheme, providing for an increase in the number of Ordinary Shares that may be issued under the 1997 Share Option Scheme to an aggregate of 4,750,000 and further amendments in 2000 and 2001 increased this to 8,900,000 and 12,900,000 respectively.

     Options granted under the 1997 Share Option Scheme expire ten years from the date of grant or five years from the date of grant in the case of incentive stock options issued to employees holding more than 10% of the total combined voting power of the company.

     The 1997 Director Share Option Scheme provides for the grant of options to purchase a maximum of 250,000 Ordinary Shares of the company to non-employee directors of the company. Under the 1997 director share option scheme, each of the directors who is not also an employee or officer will automatically receive an option to purchase 30,000 ordinary shares on the date such person is first elected to the board of directors. In addition, each such director, as well as any other director who is not also an employee or officer, will automatically receive (1) an option to purchase an additional 21,000 ordinary shares at the time of each annual general meeting at which such director is re-elected for a three-year term and (2) an option to purchase an additional 3,000 ordinary shares at the time of each other annual general meeting after the first anniversary of such director's initial award, provided, however, that such person has continuously served as a non-employee director during such period. However, a continuing non-employee director will not be automatically granted an option under the 1997 Director Share Option Scheme if he has attended fewer than 75% of the Meetings of the Board of Directors held during the previous year. The exercise price per share for all options granted under the 1997 Director Share Option Scheme will be equal to the fair market value of the ordinary shares on the date of grant. All options granted under the 1997 Director Share Option Scheme are exercisable in three equal annual instalments, assuming such director satisfies specified requirements. The term of each option is for a period of ten years from the date of grant.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

15.  SHAREHOLDERS' FUNDS (Continued)

     A summary of the company's stock option activity and related information for the years ended December 31, 2000 and 2001 is as follows:

                                                      Weighted                   Weighted
                                                       average                    average
                                                      exercise                   exercise
                                          Options        price        Options       price
                                             2000         2000           2001        2001
                                           Number          US$         Number         US$
     Outstanding at
        beginning of year               3,311,966        14.25      4,712,476       34.16
     Granted                            2,779,100        49.23      5,006,333       22.43
     Forfeitures                         (374,869)       19.94     (1,528,179)      35.19
     Exercised                         (1,003,721)       13.86       (725,569)       9.36
                                       ----------    ---------     ----------   ---------

     Outstanding at end of year         4,712,476        34.16      7,465,061       28.33
                                       ==========    =========     ==========   =========
     Exercisable at end of year           715,353        17.77      1,926,650       27.79
                                       ==========    =========     ==========   =========

     Exercise prices for options outstanding as of December 31, 2001 ranged from US$0.32 to US$79.88 per share.

     Employee stock purchase plan

     In August 1999, the company established an Employee Stock Purchase Plan, the terms of which allow for employees to participate in the purchase of designated shares of the company's common stock at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. At December 31, 2001 and 2000, 166,197 and 60,441 shares of common stock have been issued under the plan, respectively.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)

16.    RECONCILIATION OF OPERATING PROFIT (LOSS) TO
         NET CASH INFLOW FROM OPERATING ACTIVITIES                 2000             2001
                                                                US$'000          US$'000
       Operating profit (loss)                                   10,730          (80,264)
       Depreciation                                               6,132            7,341
       Amortisation of capitalised software development costs     2,031           11,070
       Amortisation of goodwill                                   6,435           55,980
       Stock compensation                                            14            1,585
       (Increase) decrease in debtors                           (12,490)           5,356
       (Increase) decrease in prepayments                          (323)           3,092
       Decrease in creditors                                     (1,131)          (4,973)
       Increase (decrease) in accruals                           10,706           (5,686)
       Increase in deferred income                                6,871            7,518
       Operating exchange losses                                   (384)            (468)
       In-process research and development                            -            3,600
                                                                -------          -------

                                                                 28,591            4,151
                                                                =======          =======


17.    RECONCILIATION OF NET CASH FLOW                             2000             2001
         TO MOVEMENT IN NET FUNDS                               US$'000          US$'000

       Increase (decrease) in cash                               19,099           (8,606)
       Capital element of finance leases repaid                       2                -
                                                                -------          -------

       Change in net funds resulting from cash flow              19,101           (8,606)
       Net funds at beginning of year                            19,092           38,193
                                                                -------          -------

       Net funds at end of year                                  38,193           29,587
                                                                =======          =======


18.    ANALYSIS OF NET                      At                           At
         FUNDS                         January         Cash        December
                                       1, 2001         flow        31, 2001
                                       US$'000      US$'000         US$'000

       Cash and bank                    37,243       (8,734)         28,509
       Restricted cash                     950          128           1,078
                                       -------      -------         -------

                                        38,193       (8,606)         29,587
                                       =======      =======         =======

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


19.  MANAGEMENT OF LIQUID RESOURCES                      2000            2001
                                                      US$'000         US$'000

     Purchase of marketable securities               (278,583)       (218,400)
     Sale of marketable securities                    274,289         253,078
                                                     --------        --------
                                                       (4,294)         34,678
                                                     ========        ========

20.  COMMITMENTS

     GROUP AND COMPANY
     Operating Lease Commitments

     The group's only significant operating leases in 2001 were for the premises for the Sydney, Australia, Dublin, Ireland, Reading, UK, Frankfurt, Germany, Waltham, Massachusetts, San Mateo and Santa Clara, California, Reston, Virginia and Washington, D.C. operations. The Perth lease expired in November 2001. The Sydney lease expires in August 2002. The Dublin lease expires in 2023 with an option to exit the lease in 2013.

     The group currently occupies approximately 44,650 square feet of the Dublin office space and sublets approximately 11,250 square feet of office space over a period of three years. The Reading lease expires in 2014 with an option to exit the lease in 2009. The Frankfurt lease expires in 2009 with an option to exit the lease in 2004.

     The Waltham lease expires in 2006, subject to IONA's right to renew for an additional term of five years expiring in 2011. The group currently occupies approximately 61,000 square feet of the office space. The San Mateo lease expires in 2006, subject to the group's right to renew for an additional term of five years expiring in 2011. The group currently occupies approximately 10,500 square feet of the office space and sublets the remainder through April 2002. The Santa Clara leases expire in 2002, 2005, and 2006 with a majority expiring in 2005. The group occupies approximately 38,400 square feet in the Santa Clara office and sublets approximately 9,500 square feet through the end of 2002. Under the Reston lease, the group occupies approximately 10,500 square feet and the lease expires in August 2004. The Washington, D.C. lease which expires in 2005 is fully sublet to a third party.

     Rent expenses under all operating leases were approximately US$10,190,000 and US$6,124,000 in 2001 and 2000, respectively. Rental income under all operating subleases was approximately US$726,000 and US$810,000 in 2000 and 2001 respectively.

     Commitments under operating leases, payable in the coming year, are as follows:

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


20.   COMMITMENTS (Continued)

                                                                  Land and
                                                                 buildings
                                                                   US$'000

      Expiring
      Within one year                                                  844
      Within two to five years                                       6,303
      After more than five years                                     1,424
                                                                    ------
                                                                     8,571
                                                                    ======

21.   ACQUISITIONS

      During the year the company made two acquisitions details of which are set out below.

      Netfish Technologies, Inc.

      On May 8, 2001, a wholly-owned subsidiary of the company merged with and into Netfish Technologies, Inc. ("Netfish") for a total consideration of 5,036,318 newly-issued Ordinary Shares and replacement options, and US$30.9 million of closing costs incurred in connection with the merger. The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

      The acquisition was accounted for using the acquisition method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying consolidated financial statements from the date of acquisition.

      The total consideration for the merger consisted of 4,221,216 newly-issued Ordinary Shares with a value of US$187.6 million at the time of the acquisition, the portion of the intrinsic value of 815,102 replacement options over Ordinary Shares that relate to past services of US$16.3 million, and US$30.9 million in cash to pay Netfish's related disposal expenses. The aggregate purchase price plus related direct acquisition costs and net liabilities assumed, totaled US$235 million.

IONA TECHNLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


21.   ACQUISITIONS (Continued)

      Netfish Technologies, Inc. (continued)

      The company expensed US$3.6 million in respect of acquired in-process research and development, based upon an independent valuation of the current fair value of specifically identified Netfish research and development projects for which technological feasibility had not been established and for which alternative future uses did not exist. In estimating such current fair value, the estimated future after-tax cash flows attributable to the identified projects were considered, and were then discounted to present value utilising discount rates commensurate with the risks of reaching technological feasibility, completing the in-process projects, and achieving estimated cash flows (the discount rate averaged 25%). Both the developed technology and goodwill recorded in connection with the Netfish acquisition are being amortised on a straight-line basis over their useful economic lives of four years. The fair value of Netfish's tangible assets at acquisition date was approximately US$4.8 million and its liabilities assumed totaled approximately US$15.4 million.

      Object-Oriented Concepts, Inc.

      On February 8, 2001, a wholly owned subsidiary of the company merged with and into Object-Oriented Concepts, Inc., a Delaware corporation ("OOC"), pursuant to which OOC became a wholly-owned subsidiary of the company resulting in the issuance of 908,584 newly-issued Ordinary Shares and replacement options. Of the 730,453 newly issued Ordinary Shares, 262,129 are subject to forfeiture by OOC upon the failure to achieve certain performance targets. During 2001, certain performance targets were achieved as a result of which 174,735 Ordinary Shares are no longer subject to forfeiture. The remaining shares of 87,394 with a value of US$4,390,000 are reflected as "shares to be issued".

      The aggregate purchase price plus related expenses have been allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation.

      The acquisition was accounted for using the acquisition method of accounting, and accordingly, the assets, liabilities, and operating results have been included in the accompanying consolidated financial statements from the date of acquisition.

      The total purchase price for OOC consisted of 730,453 newly-issued Ordinary Shares with a value of US$36.7 million at the time of acquisition, the intrinsic value of 178,131 replacement options of US$ 7.8 million and US$3.5 million in cash. The aggregate purchase price plus related direct acquisition costs totaled US$48 million.

      Both developed technology and goodwill recorded in connection with the OOC acquisition are being amortised on a straight-line basis over their useful economic lives of four years. The fair value of OOC's tangible assets at acquisition date was approximately US$1.4 million and its liabilities assumed totaled approximately US$0.7 million.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


21.   ACQUISITIONS (Continued)

      Netfish Technologies, Inc. and Object Oriented Concepts, Inc. utilised US$25.6 million of the group's net cash outflow from operating activities. The impact of the acquisitions on capital expenditure and financial investment was US$0.3 million. The impact of the acquisitions on the other relevant headings was not material. The total figures for continuing operations include the following amounts relating to the acquisitions: cost of sales US$4.7 million; research and development US$8.8 million; distribution costs US$4.2 million; administrative expenses US$2.4 million and other income US$0.3 million.

      The following table shows the class of each asset and liability acquired, fair value adjustments and the amount of goodwill arising on each acquisition:

                                                           Netfish              OOC             Total
                                                           US$'000          US$'000           US$'000
      Consideration:
      Issuance of ordinary shares                          187,633           32,301           219,934
      Shares to be issued                                        -            4,390             4,390
      Issuance of options                                   16,267            7,818            24,085
      Cash consideration                                    31,507            3,528            35,035
                                                          --------         --------          --------

                                                           235,407           48,037           283,444
                                                          ========         ========          ========
      Net assets acquired:
      Deposits                                                 606               24               630
      Fixed assets                                           2,309              152             2,461
      Working capital                                      (14,168)            (153)          (14,321)
      Cash                                                     622              696             1,318
                                                          --------         --------          --------

      Net tangible (liabilities) assets acquired
        at fair values*                                    (10,631)             719            (9,912)
                                                          --------         --------          --------

      Acquired intangibles:
      Developed technology                                  17,800            9,250            27,050
      In process research and development                    3,600                -             3,600
                                                          --------         --------          --------

                                                            21,400            9,250            30,650
                                                          --------         --------          --------

      Goodwill arising on acquisition                      224,638           38,068           262,706
                                                          --------         --------          --------

      Total consideration                                  235,407           48,037           283,444
                                                          ========         ========          ========

      *There were no material adjustments between the book value and fair value of identifiable assets and liabilities acquired.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


21.   ACQUISITIONS (Continued)

      No provisions were made in respect of reorganisation, redundancies or related asset write-downs in the twelve months preceding the effective dates of the acquisitions.

      Pre-acquisition profit and loss details of Netfish Technologies, Inc. and Object Oriented Concepts, Inc.

      Netfish Technologies, Inc. incurred a loss after tax of US$44,049,000 in the year ended December 31, 2000. The summarised profit and loss account from the period from January 1, 2001 to the effective date of the acquisition is as follows:

                                                           US$'000

      Turnover                                               3,630
      Operating loss                                       (25,083)
      Loss before tax                                      (25,919)
      Taxation                                                   -
      Loss for the period ended May 7, 2001                (25,919)
                                                          --------

      Object-Oriented Concepts, Inc. earned a profit after tax of US$538,000 in the year ended December 31, 2000. The summarised profit and loss account for the period from January 1, 2001 to the effective date of the acquisition is as follows:

                                                           US$'000

      Turnover                                                 137
      Operating loss                                           (50)
      Loss before tax                                          (33)
      Taxation                                                 128
      Loss for the period ended February 7, 2001              (161)
                                                          --------

      There were no recognised gains and losses in the periods reported other than the losses as noted. The pre-acquisition profit and loss shown above have been extracted from the financial statements prepared under the accounting policies of the individual entities prior to acquisition.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


22.  CONTINGENT LIABILITIES

     Under the terms of agreements between the company and the Industrial Development Authority, amounts received from the Industrial Development Authority may be revoked in certain circumstances, principally the failure to maintain the related jobs for a period of five years from the payment of the first instalment of the related employment grant.

     The company has complied with the terms of the grant agreement through December 31, 2001.

     IONA renewed its lease guarantee facility with the Bank of Ireland in 2001 for an additional year, in the amount of IR(pound)1,930,000 (approximately US$2,159,000 at December 31, 2001), with an annual fee of 1.25%. This renewed facility has a stated termination date of 1 year from the date of issuance unless otherwise renewed. However, the guarantee may be renewed at the discretion of the Bank of Ireland on an annual basis.

23.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The company's trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short term maturities of investments included in the portfolio.

     The company entered into certain equity investments for the promotion of business and strategic objectives, and typically does not attempt to reduce or eliminate the inherent market risks on these investments. These strategic investments, are classified as financial fixed assets at the balance sheet date, and reported at fair value with unrealised gains credited to a revaluation reserve. At December 31, 2001, the fair value of these investments was US$50,000.

     The carrying amount of cash and cash equivalents approximates fair value due to the short-term maturities of these investments. The fair value of trading marketable securities are based on quoted market prices at year end, and reported at fair value.

     Excluding the group's European operations, there were no significant transactional currency exposures at December 31, 2001, that gave rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the operating functional currency of the operation involved. As at December 31, 2001, transactional currency exposures in the Group's European operations amounted to approximately US$6.3 million.

IONA TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Continued)


24.   SIGNIFICANT EVENTS SINCE THE YEAR END

      On February 28, 2002 the company announced the public offering of 4,000,000 of its American Depositary Shares, representing 4,000,000 of its ordinary shares at a price of US$15.00 per share. The underwriters exercised in full their option to purchase an additional 600,000 shares to cover over allotments. The net proceeds from the offering were approximately US$63.7 million, which will be used for general corporate purposes, including working capital and the possible acquisition of additional businesses, technologies and products.

25.   COMPARATIVE FIGURES

      Certain figures for the prior year in the profit and loss account have been adjusted to conform with 2001 classifications.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    IONA Technologies PLC

Date:  June 18, 2002                                By:  /s/ Barry S. Morris
                                                         --------------------
                                                         Barry S. Morris
                                                         Chief Executive Officer
                                                         and Director